Biofrontera AG

03.09.2018

Dissemination of a Voting Rights Announcement transmitted by DGAP - a service of EQS Group AG.

The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Biofrontera AG

Hemmelrather Weg 201

51377 Leverkusen

Germany

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3. Details of person subject to the notification obligation

Name:	City and country of registered office:
Mr Wilhelm K. T. Zours, Date of birth: 28 Jul 1961

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

DELPHI Unternehmensberatung Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft

5. Date on which threshold was crossed or reached:

29 Aug 2018

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	total of both in % (7.a. + 7.b.)	total number of voting rights of issuer
Resulting situation	20.06%	3.74%	20.06%	44541980
Previous notification	15.04%	3.75%	15.04%	/

7. Notified details of the resulting situation

a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	absolute		in %
	direct (Sec. 33 WpHG)	indirect (Sec. 34 WpHG)	direct (Sec. 33 WpHG)	indirect (Sec. 34 WpHG)
DE0006046113		8,935,384	%	20.06%
Total	8,935,384		20.06%

b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
%
		Total		%

b.2. Instruments according to Sec. 38 para. 1 No. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Convertible bond		15.07.2018 - 09.12.2019	discretionary of the bond issuer	1,667,000	3.74%
			Total	1,667,000	3.74%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least held 3% or more)	% of voting rights through instruments (if at least held 5% or more)		Total of both (if at least held 5% or more)
Wilhelm K.T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	7.48%		%	7.48%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	9.67%		%	9.67%
ABC Beteiligungen AG	%		%	%

Wilhelm K.T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	7.48%		%	7.48%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	9.67%		%	9.67%
Deutsche Balaton Biotech AG	%		%	%

Wilhelm K.T. Zours	%		%	%
DELPHI Unternehmensberatung Aktiengesellschaft	7.48%		%	7.48%
VV Beteiligungen Aktiengesellschaft	%		%	%
Deutsche Balaton Aktiengesellschaft	9.67%		%	9.67%
Prisma Equity AG	%		%	%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

Date of general meeting:
Holding position after general meeting:	% (equals voting rights)

10. Other explanatory remarks:

There is no aggregation of voting rights related to the financial instrument referred to under 7.b.2, since this financial instrument has been issued by DELPHI Unternehmensberatung Aktiengesellschaft and these voting rights are already accounted for.